September 23, 2013

James Allegretto
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Portland General Electric Company
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed August 2, 2013
File No. 1-5532-99

Dear Mr. Allegretto:

On behalf of Portland General Electric Company (“PGE” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated September 9, 2013 (the “Comment Letter”), with respect to the Form 10-K filed by the Company with the Commission on February 22, 2013 (the “Form 10-K”) and the Form 10-Q filed by the Company with the Commission on August 2, 2013 (the “Form 10-Q”) (File No. 1-5532-99).

The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the Form 10-K or Form 10-Q.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 37

Results of Operations, page 44

2012 Compared to 2011, page 47

Depreciation and amortization, page 50

1.
Please show us via example and related journal entries how the amortization of customer refunds for the ISFSI tax credits in 2011 increased depreciation expense. In this regard, when you disclose “offset in Revenues” in bullet points 1 through 3, we assume this means that your revenue requirement (tariffs) were reduced for this item. If our assumption is incorrect, please clarify it.

Response:

PGE has been allowed Oregon pollution control tax credits for its Independent Spent Fuel Storage Installation facility at the decommissioned Trojan nuclear power plant (“ISFSI tax credits”). The State of Oregon authorized a total of $21 million of ISFSI tax credits, based on certified costs of the facility, for utilization on a straight-line basis over a 10-year period, ending in 2012.

Pursuant to authorization by the Public Utility Commission of Oregon (“OPUC”), PGE is to return the benefits to its customers associated with the utilization of the ISFSI tax credits. The benefits from the ISFSI tax credits are deferred as a regulatory liability when the ISFSI tax credits are utilized by the Company and amortized to amortization expense when returned to its customers. Since the inception of the authorization of the ISFSI tax credits, 2011 has been the only period the ISFSI tax credit benefits have been returned to customers.

In 2011, PGE returned approximately $18 million of the accumulated ISFSI tax credit benefits to its customers, including accrued interest, based on authorization of the OPUC. The journal entries presented below illustrate the accounting treatment for the utilization of the ISFSI tax credits and the return of the ISFSI tax credit benefits to customers:

			Statement
	Balance Sheet		of Income
	Dr	(Cr)	Dr / (Cr)
As ISFSI tax credits are utilized (example amount):
Current taxes payable	$2,000,000
Current tax expense			$(2,000,000)
Amortization expense			$2,000,000
Regulatory liability - ISFSI tax credit benefits		$(2,000,000)

ISFSI tax credit benefits returned to customers in 2011:
Revenues			$18,000,000
Customer billings (Accounts receivable)		$(18,000,000)
Regulatory liability - ISFSI tax credit benefits	$18,000,000
Amortization expense			$(18,000,000)

In accordance with authorization from the OPUC, the annual amount of the regulatory liability related to ISFSI tax credits utilized has been classified as amortization expense in the Company’s historical statements of income. When the OPUC authorizes the return to customers of these ISFSI tax credit benefits, through the reduction of tariff revenues, the Company records as a credit to amortization expense (the classification of the original accrual) an equal amount of the associated regulatory liability. Amortization expense is classified in depreciation and amortization expense in the Company’s consolidated statements of income.

As no ISFSI tax credit benefits were returned to customers in 2012, when comparing 2012 to 2011, amortization expense was higher in 2012 because of the credits returned to customers in 2011, which had the effect of reducing amortization expense in 2011.

In regards to the impact to revenues of the bullet points 1 through 3 on page 50 in PGE’s 2012 Form 10-K:

•
The $18 million of ISFSI tax credits returned to customers in 2011 through reduced tariff revenues had the impact of increasing 2012 revenues as there were no additional ISFSI tax benefits returned to customers in 2012 (i.e., the amortization period ended December 31, 2011).

•
The $13 million increase in depreciation expense related to a shorter operating life for the Boardman plant had the impact of increasing revenues in 2012 (and in 2011 beginning in July when the approved tariff went into effect) as the OPUC authorized PGE to begin collecting the increased depreciation expense from customers.

•
The $5 million increase in amortization related to the Solar Feed-In Tariff had the impact of increasing revenues effective January 2012 as the OPUC authorized PGE to collect costs associated with this program from customers beginning in 2012.

Notes to Consolidated Financial Statements, page 78

Note 18 Contingencies, page 115

2.
Please explain to us whether you have given any effect to the Oregon Tax Court’s ruling regarding the treatment of wholesale electricity sales in your effective tax rate computation or your uncertain tax provision. If so, please explain in detail how the ruling is reflected in your financial statements. If it is a contingency disclosure matter only, please advise how determined that no effect should be given in your historical financial statements for this ruling. Please also explain whether this ruling is in anyway related to the change in effective tax rate due to apportionment of state income taxes between Oregon and Washington. In any event, an explanation of the disparate treatment between the Tax Court’s ruling and the Oregon Department of Revenue may be helpful to the staff’s understanding.

Response:

PGE has not included any effect of the Oregon Tax Court’s ruling regarding the treatment of wholesale electricity sales in the effective tax rate computation or the uncertain tax provision, but rather reflected this as a Contingency disclosure.

Factors considered include the following:

1.	In 2006, PGE requested and received a written opinion letter from the Oregon Department of Revenue (“DOR”) stating that electricity should be treated as the sale of tangible personal property.

2.
In 2007, the DOR issued an administrative rule, Oregon Administrative Ruling 150-314-665(2)-(c), stating that electricity should be treated as tangible personal property and apportioned to the state of contractual delivery. The tax years at issue in the Oregon Tax Court case were 2002, 2003 and 2004.

3.
PGE contacted the DOR in October 2012 to inquire about the impact of the Oregon Tax Court’s ruling. The DOR stated that the administrative ruling mentioned above was still in effect pending any further ruling or appeal. It is not clear if any ruling would be applied retroactively or prospectively.

The Company did not recognize an uncertain tax position as it was concluded based on all available evidence that it was more likely than not that the prior tax return position would be sustained for all tax years for which the statute of limitations remains open (2008 to 2012). Subsequent to the filing of PGE’s 2012 Form 10-K, PGE entered into a closing agreement with the DOR pursuant to Oregon Revised Statute (ORS) 305.150 under which the DOR agreed to the apportionment methodology used by the Company for tax years 2008 through 2012. Management is closely monitoring developments in this matter and will update the judgments and disclosures as necessary.

The Oregon tax court ruling is not related to the change in effective tax rate due to apportionment of state income taxes between Oregon and Washington. The change in effective tax rate was due to changes in wholesale revenue apportionment between Oregon and Washington. Historically, PGE has had higher levels of wholesale electricity sales into Washington; however, more recently, the Washington transactions have decreased due to changes in market conditions.

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 1. Basis of Presentation, page 9

Customer Billing Matter, page 10

3.
We note your disclosure that in May 2013 you discovered an error in your financial statements as a result of overbilling an industrial customer and concluded that the error is not material to any past annual or interim reporting period. However, it appears that the correcting adjustment may have a material impact on your results of operations for the three and six months ended June 30, 2013. As such, please provide us with your SAB 108 analysis for the three and six months ended June 30, 2013 that supports your conclusion. Please ensure your response addresses both quantitative and qualitative factors outlined in SAB 99 as well as any other factors considered.

Response:

In May 2013, the Company discovered that it had over-billed an industrial customer as a result of a meter configuration error that occurred over several years. The error, not considered material to any past annual reporting period, overstated revenues by $160 thousand in Q1 2013, $2.5 million in 2012, $2.5 million in 2011, $1.8 million in 2010 and $1.8 million in 2009. The aggregate overbilling of approximately $9 million was corrected as an out of period adjustment in the quarter ended June 30, 2013.

PGE considered both the quantitative and qualitative factors in SEC Staff Accounting Bulletin No. 99 - Materiality (“SAB 99”) and ASC 250, Accounting Changes and Error Corrections, when determining the impact of this error to PGE’s historical and interim 2013 consolidated financial statements.

The Company reviewed the guidance in ASC 250-10-45-27, Materiality Determination for Correction of an Error, which states, “In determining materiality for the purpose of reporting the correction of an error, amounts shall be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings shall be separately disclosed in the interim period.”

Quantitative considerations included evaluating the impact of the error correction to the condensed consolidated interim financial statements, revenues, income from operations and net income for the three and six months ended June 30, 2013, and for the projected full-year 2013. As the error was corrected out of period, the 2013 rollover impact of such correction is shown in the table below. The out of period adjustment removes any iron curtain impact to the current year error assessment.

	Three Months Ended	Six Months Ended
	June 30, 2013
	(Dollars in millions)
Revenues, net (prior to adjustment)	$412	$885
Revenues, net (as reported)	$403	$876
Impact of adjustment to revenues	2.2%	1.0%

Income (loss) before income taxes (prior to adjustment)	$(24)	$41
Income (loss) before income taxes (as reported)	$(33)	$32
Impact of adjustment to income (loss) before income taxes	37.5%	22.0%

Net income (loss) (prior to adjustment)	$(17)	$32
Net income (loss) (as reported)	$(22)	$27
Impact of adjustment to net income (loss)	29.4%	15.6%

In addition, we also considered that the customer billing adjustment only resulted in an approximate 3.5% reduction to the Company’s full year projection of earnings that was disclosed in our earnings call with analysts on May 1, 2013.

PGE performed a trend analysis to determine the impact on each quarter’s revenues, income before taxes and net income from 2009 to 2013, the period of the billing errors. This error did not materially alter earnings in prior periods or the trend of earnings. The rollover impact on historical revenues and net income for each quarter impacted by this error was less than $1 million and 0.5%. Each of the last 10 quarters except for Q2 2013 generated net income and would have continued to do so even if the out of period adjustment was presented as a restatement with those underlying trends not being impacted as a result. There would have been a loss in Q2 2013 regardless of this out of period adjustment due to the $52 million pre-tax impairment related to the Cascade Crossing transmission project, which was disclosed in our Form 8-K filed on June 3, 2013. In consideration of such, the aggregate out of period adjustment that was recorded in June 2013 did not materially distort the trend of revenues or earnings. To transparently present the quantitative impacts of the out of period adjustment in the second quarter, we disclosed the following, “revenues were overstated by approximately $3 million in 2012 and in 2011, $2 million in 2010, and $1 million in 2009. PGE believes the customer billing error is not material to any past annual or interim reporting period. The Company corrected this matter in the second quarter of 2013 as an out of period adjustment, and recorded, as a reduction to Revenues, net, a refund to the customer in the amount of $9 million.”

Other qualitative factors considered included the following:

(1)
Whether the error arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate - The correction for the error was derived from measurable data (i.e., actual meter readings and billing rates for applicable periods) which results in a precise calculation of the impact of the error.

(2)
Whether the correction of the error hides a failure to meet analysts’ consensus expectations for the enterprise - To the best of our knowledge, the customer billing error and resulting out of period adjustment did not hide a failure to meet analysts’ consensus expectations for prior year earnings and full year 2013 earnings.

(3)
Whether the correction of the error changes a loss into income or vice versa - Although the adjustment of this item in Q2 2013 reduced revenues by $9 million, as discussed above, the impact of this item did not individually create a net loss for the quarter or for projected full-year 2013.

(4)
Whether the misstatement affects the registrant’s compliance with regulatory requirements - PGE is subject to various forms of regulatory compliance at the federal and state levels. This misstatement did not affect any compliance with these regulatory requirements.

(5)
Whether the error affects PGE’s compliance with loan covenants or other contractual requirements - PGE is required to meet earnings coverage and security provisions as set forth in the Indenture of Mortgage and Deed of Trust securing the Company’s First Mortgage Bonds. This error did not impact compliance with the Indenture. PGE’s credit facilities contain customary covenants and credit provisions, including a requirement that limits consolidated indebtedness, as defined in the credit agreements, to 65% of total capitalization (debt ratio). This error did not impact PGE’s covenants over the credit facilities as the debt ratio is well below the 65% limit. The error was not significant to retained earnings and did not materially alter the debt ratio.

Based on the accounting guidance referred to above in ASC 250, the error was disclosed in the second quarter 2013 Form 10-Q. The correction of the error as an out of period adjustment in 2013 does not materially impact PGE’s full year earnings or trend of earnings.

General - Company Statement
The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *
If you have any questions or comments regarding the foregoing or need any additional information, please contact Kirk Stevens, Controller and Assistant Treasurer at (503) 464-7121.
Very truly yours,

/s/ James F. Lobdell

James F. Lobdell
Senior Vice President of Finance,
Chief Financial Officer and Treasurer